Exhibit 1


[PricewaterhouseCoopers GRAPHIC OMITTED]


                                             PricewaterhouseCoopers LLP
                                             Chartered Accountants
                                             1250 Rene-Levesque Boulevard West
                                             Suite 2800
                                             Montreal, Quebec
                                             Canada H3B 2G4
                                             Telephone +1 (514) 205 5000
                                             Facsimile +1 (514) 205 5675




April 2, 2004



Consent of Independent Accountants



We hereby consent to the inclusion in this Annual Report on Form 40-F of Air Canada of our report to the shareholders on the 2003 annual consolidated financial statements dated April 2, 2004 and our report to the Board of Directors on the Schedule of Differences Between Generally Accepted Accounting Principles in Canada and the United States (U.S. GAAP Schedule) dated April 2, 2004, except for note 7 to the U.S. GAAP Schedule which is as of April 7, 2004. We also consent to the inclusion in this Annual Report on Form 40-F of Air Canada of our Comments by Auditor on Canada-U.S. Reporting Differences.

We also consent to the incorporation in the Registration Statement on Form S-8 (No. 333-10074) of our report to the shareholders dated April 2, 2004 relating to the 2003 annual consolidated financial statements, our report to the Board of Directors on the Schedule of Differences Between Generally Accepted Accounting Principles in Canada and the United States (U.S. GAAP Schedule) dated April 2, 2004, except for note 7 to the U.S. GAAP Schedule which is as of April 7, 2004 and our Comments by Auditor on Canada-U.S. Reporting Differences, all of which appear in Air Canada's Annual Report on Form 40-F for the year ended December 31, 2003.


/s/ PricewaterhouseCoopers LLP

Chartered Accountants